

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2022

Emanuele A. Lauro
Chief Executive Officer and Chairman
Eneti Inc.
9, Boulevard Charles III
MC 98000 Monaco

> **Re: Eneti Inc.**
> **Registration Statement on Form F-3**
> **Filed August 5, 2022**
> **File No. 333-266598**

Dear Mr. Lauro:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Edward Horton, Esq.